Filed by Codere Online Luxembourg, S.A.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: DD3 Acquisition Corp. II

Commission File No. 001-39767

Form F-4 File No. 333-258759

IPO Edge Fireside Chat with Martin Werner (DD3 Acquisition Corp. II) and Moshe Edree (Codere Online)

October 14, 2021

Replay Link

John Jannarone (Editor-in-Chief - IPO Edge):

Hello. Good afternoon. Thank you for joining. I'm John Jannarone, Editor-in-Chief of IPO Edge. We have a special event this afternoon with a very, very interesting business that is going public through a SPAC that's Codere Online. We have the managing director of Codere Online with us, and we also have the CEO of DD3 Acquisition Corp, which its ticker is DDMX. You'll meet both of those gentlemen shortly. Before we do so I just want to go over some quick housekeeping. One of the best parts of these events is the opportunity to ask these gentlemen questions, and they are ready for them. We'll get to those in the second half of the program. The easiest way to do that is to them punch them in right there on the Zoom portal, and we'll see them ourselves, and we'll read them off. If you'd prefer, you can also send an email to editor at IPO-edge.com. My colleague, Jarrett Banks, who's co-hosting, and I will both see those as well. And lastly, if you can't make it today, or you want to watch part of this again, or all of it again, you'll find the replay up on IPO-edge.com later this afternoon. Or you can just look up the stock ticker on Yahoo Finance or on Bloomberg Terminals, and you can find it there as well. Before we bring on Martin, let's play a little video to give an introduction to the business. All right, thanks for that Jarrett. We're going to start with Martin Werner, who is the CEO of DD3 Acquisition. If I might, Martin has a very interesting background, so I'll tell you a bit about him. He's been at, he was at Goldman Sachs for 16 years in Latin America, so a lot of experience in the region. And in fact, this is the second SPAC transaction that his, that the sponsor has done. The first one is Betterware, which Jarrett and I, in fact covered sometime ago. You can find that story on IPO-edge.com. It's actually trading at $35. I just checked. So very successful deal. So Martin, with that, tell us what's going on with your new SPAC and what did you learn the first time through? It seems like it worked out really well, but you told me yesterday it wasn't always so easy.

Martin Werner (CEO - DD3 Acquisition Corp. II (NASDAQ: DDMX)):

Yeah. Hi John, thank you for the invitation. Yes. I mean SPAC number one, we needed before the booming SPACs, so that was 2018 when we went to market. We did a small SPAC first to learn about the product. We thought the product was ideal for companies in Latin America, especially outside of Brazil, which is the only country to work in the stock market in the region today, for emerging companies to raise growth capital. So, we found a fantastic company that was Betterware. We ended up closing the deal, but closing the deal was not easy. It was at the time that COVID was starting, in March of 2020. Investors were nervous so we had to put a lot of capital ourselves, but the company performed great. It was very successful. We learned a lot in the process about how important having a PIPE is, and that's why in SPAC number two, we went out to market with two investors already lined up for the PIPE. And we again found a great company, which is Codere Online, and we're very excited about SPAC number two of course.

John Jannarone (Editor-in-Chief - IPO Edge):

Martin, tell me something. Why choose to list in the U.S. and on NASDAQ? There are exchanges in Latin America, but you know, if I look at some of the leading tech companies like Mercado Libre, they're listed here, right? So is it the investor base here understands tech better? What are the reasons to do it in New York?

Martin Werner (CEO - DD3 Acquisition Corp. II (NASDAQ: DDMX)):

I think there's two reasons. One is the one you mentioned John, of course, which is that investors in the U.S. are more familiar with emerging companies, with tech companies than local investors, but also there is the liquidity. Outside of the Brazilian market, no market in Latin America has really good liquidity for emerging companies. The Mexican stock market, I mean only like 10, 20 shares of the big companies are the ones that really trade, the rest just trade by appointment. So to get the liquidity you need to go to NASDAQ. So I think that's why more and more companies that need capital are looking at NASDAQ or the NYSE instead of the local markets outside of Brazil.

John Jannarone (Editor-in-Chief - IPO Edge):

And when you list here, do you still wind up having plenty of investors who are actually based in Latin America too? I mean, it's easy enough to own stock internationally, right?

Martin Werner (CEO - DD3 Acquisition Corp. II (NASDAQ: DDMX)):

Yeah. We have a lot of course. Yeah. We have a mix of investors. Some are local, some are foreign. Yeah.

John Jannarone (Editor-in-Chief - IPO Edge):

Yeah. Great. So let's talk about Codere because, of course, that's the story of the day. Tell us, what were you looking for, I'm sure that you looked at a lot of different deals, and what stood out? Tell us about getting to know Moshe, who we're going to introduce shortly, and how all that worked out.

Martin Werner (CEO - DD3 Acquisition Corp. II (NASDAQ: DDMX)):

Sure. Yeah. We were very close to doing another deal before doing the Codere deal. This always happens in the SPAC business. We had a Fintech company that we look at very closely and were like this close to doing a deal, but in the end that didn't work out. And then the Codere opportunity came along and we really liked it. And we like it really for four reasons. Number one, you have growth. This company is going to grow next year between 40 and 50% revenues. Second, you have the tech angle. It's a technology-based company, it's what investors in NASDAQ like. Third, mobile gaming in Latin America is still in the early innings, so there's a lot of growth in the region and penetration and new markets to open up. We're only in four markets in Latin America, two in Europe, there's a lot more to conquer. And then number four, we have the connection to the retail stores. Codere is a very well-known brand in Europe and Latin America. He has millions of customers that know the brand, know the experience so we can migrate some, and we're doing that. Migrating those customers to the online experience and the mobile experience, and that's a great connection. So those four things really make a huge difference, and we feel that it's a company that is ready for a market like NASDAQ.

John Jannarone (Editor-in-Chief - IPO Edge):

Great. And just one last thing I want to ask you, Martin. There are lots and lots of SPACs. Most of them are hunting U.S. targets. How do you look at that? Do you think that given your expertise and your ability to get deal flow in Latin America, that it's a better place for you to hunt for targets?

Martin Werner (CEO - DD3 Acquisition Corp. II (NASDAQ: DDMX)):

In our case, what we feel is that the ratio of number of SPACs to the number of opportunities is much better in Latin America than in the U.S. The U.S. has many more opportunities, but too many SPACs today. And then our expertise, I mean, my partner and I at DD3, we used to work together at Goldman Sachs. We have been doing deals in Mexico for 20 years, so we are always in the flows, talking to different investors. And then at DD3 we have other funds, so we talk to people all the time and that's how you get deal flow. The key for a successful sponsor is to have deal flow in your sector of expertise, and ours are businesses with a big Latin American angle, like the case of Codere.

John Jannarone (Editor-in-Chief - IPO Edge):

All right, great. Jarrett, I'm going to hand it over to you and you can introduce Moshe, and we're going to dig a little bit more into the business, then we'll bring Martin back shortly. Thanks a lot, Martin. Go ahead, Jarrett.

Jarrett Banks (Editor-at-Large - IPO Edge):

Thanks, John. Okay. I'm just going to bring in Moshe right now. Great. So could you just take us through a bit of the history of Codere? I know you have a 30 year history across many countries. Perhaps you could just take us through it quickly.

Moshe Edree (Managing Director - Codere Online):

Yeah. Hi Jarrett. Of course. So Codere is a retail brand that has operated for more than two decades in Latin America, especially in Mexico, while they have a big portion of the market share in Mexico, more than 99 [sic]1 gaming halls. For years they operated across Latin America, and in Spain and Italy, as a pure retail business with a Bingo hall, a corner for sports betting terminals, and in around 2014 the company decided that they wanted to go online as well to join the trend of retail companies that were switching from traditional retail business to the online business. So they started an internal, small startup within the company, and they ran a nice business for three years, to 2017. Then they approached myself, and my team. I have more than 17 years of experience in that business. I was an online gaming operator for many years myself, and I worked with companies like Party Gaming, Ladbrokes, which are high street brands in England. Me and my team specialize in companies that know how to take a retail business and transform it into digital, both in terms of the technology, both in terms of the brand, marketing, customer retention management, customer service, and so on, the whole angle of the operation. The reason that we joined the company, is because we identify first and foremost, the brand itself. Codere is a great brand in Latin America. And as Martin mentioned, it's well recognized in those countries that they operate in. And aside of that, we really, really liked the market. The market for Latin America, first and foremost, is regulated, fully regulated in those countries that we operate in, and the match between the brand itself, which was for years partnered with a recognized football club like Real Madrid. The company, Codere, was the executive partner for Real Madrid on the gaming side. Real Madrid is one of the most recognized brand in the world. I think one of the top five. So we liked the potential of the thing itself, but to take the digital and just accelerate it. So we started operating in Mexico. Mexico is a great market, a regulated market for online gaming. Still in the early stages. The market now is dominated by a few brands and we thought, and we still think, that we have a very good potential to go with our brand over there. And same as with the other five core countries that we operate in, which is Columbia, the city of Buenos Aires soon, Panama, Spain, and Italy.

Jarrett Banks (Editor-at-Large - IPO Edge):

That's great. Can you give us a sense of the overall opportunity in Latin America for Codere, particularly online?

1 Approximately 90 gaming halls.

Moshe Edree (Managing Director - Codere Online):

Yeah. So before getting into Codere, as a whole, as a market, as a continent Latin America has a great potential for online gaming. I mean, we've seen that trend happen in Europe when the early operation started more than 20 years in England. We saw that there was very few brands that operated online gaming, and slowly but surely there were more and more to join, and now it's a business that generates more than tens of billions a year, and with more than 600 different brands. I think that the same trends are happening in Latin America. Of course in Latin America, some of the markets become regulated just recently in the last few years. Some of them will become regulated in the next couple of years. We're in the process now of getting the license, as I mentioned, in the City of Buenos Aires, that was granted but we haven't started operating yet. So the overall environment in Latin America is an emerging market that is getting into a process of not just in the gaming itself, in the online gaming, itself, but in general, in the digital arena, it's exploding. We will join from the tailwind of penetration of mobile phone, of e-commerce, of the overall infrastructure of the digital. And on top of that is the online gaming arena. It's a populated continent with a very strong appetite for sports betting. The local population is really like the North American sports clubs. A great fan of football, which is a big part of the sports betting. And aside from that there's a very good appetite for i-gaming, which is the casino side as well.

Jarrett Banks (Editor-at-Large - IPO Edge):

That's great. Can you talk to us a little bit more about that regulatory environment and basically how legalized gaming is now replacing what some would call street bookies, and bringing it into a more user-friendly way, shall we say.

Moshe Edree (Managing Director - Codere Online):

Yeah, for sure. So I think that it's obviously a great benefit for the country in terms of income from taxes, from the gaming taxes, but not just that it's allowed the players themselves, the punters and the people who are playing to join, first and foremost, from a fair margin at the margin in the legal gaming side, and especially on the digital side, much lower than on the street. It's fully controlled by inspection. It's fully monitored by the regulator meaning that you are not, in some cases in some countries, you are not allowed, like in Spain for instance, you cannot spend more than a certain amount. As the operator we are restricted from certain activities with the player while the player decides that they'd like to self-exclude themselves from playing any longer. We cannot approach them any longer. And we have a list of restricted players, and so on and so forth. It's very much inspected. In terms of the map of regulated countries, as I mentioned, at the moment we are under regulation scheme in Colombia, in Mexico, in Panama, in the city of Buenos Aires. There's also a license in the province of Buenos Aires that haven't started operating yet. And soon, maybe next year, in Puerto Rico. That's what we know. We are all looking closely on the next biggest country in the region, which is Brazil. For years now, there's a discussion, an internal discussion, in the government about when to regulate the sports betting. Hopefully, and that is our vision, that it will happen sometime next year or the year after. But us, as Codere, as a public company that currently the mother company traded in the Spanish stock exchange, and soon the online part of Codere that will be traded in the NASDAQ, we will operate only in those countries that are fully regulated, licensed.

Jarrett Banks (Editor-at-Large - IPO Edge):

Okay. That's great. That's great. And could you expand a little bit on the local rollout across each country, and then in particular, which country do you see the most opportunity right now?

Moshe Edree (Managing Director - Codere Online):

So for us as Codere, the most interesting country, obviously it's Mexico, from the simple reason that Codere as a brand, as the retail, it's well recognized. As I mentioned before, Codere, they start operating in 1984 in Mexico, so that's a long, long way of tracking record of, I think, the reputation that they gained during the years. And since the big part of our strategy and our growth strategy will be based on the omnichannel side, which means that we will work closely, and we're already working closely, with the retail team, in terms of not just leverage the ability of the registered database that the company has, and they have more than two million registered customers just in Mexico only, and additional a few hundred thousand around the world, but also to use those venues, those gaming halls, as a hub for event for our VIP customers, having a cross marketing channels, leverage our ability of processing, cash in and cash out, through the venues itself. And even from the simple act of customer service, if someone has a problem and he find a venue close to his living place, he can go to approach the local representative of Codere and to have the right answer. But on top of that, it's a matter of a concept. To have a holistic view on the player side that he's playing with a well-recognized brand that's called Codere, that he knows that it's very localized, that he have a home in Mexico, that he know that this is a local brand, that he can speak the local language, that will have the looks and feel of the local brand across the retail, across the online, across the desktop and the mobile. That's create a very strong brand that it's very hard to compete for international and non-local brand that try to approach the market, and that's a great competitive advantage for us.

Jarrett Banks (Editor-at-Large - IPO Edge):

And you talked about the partnership with Real Madrid. Now, you've announced partnerships in Mexico with Club de Monterrey, and then in Argentina with River Plate. Talk to us a little bit about these partnerships, and do the teams really sense the opportunity there is to work with you?

Moshe Edree (Managing Director - Codere Online):

This is correct. Part of our strategy of the growth of the marketing, it's divided in a few channels. Some of them it's traditional above the line. We're calling it above the line, which is TV, radio, billboard, and so on and so forth. Some of it, a big chunk of it, it's also the digital arena that we are buying on the digital channels through Google, Facebook, etc. But a big part of brand recognition and having a channel of distribution of the brand and acquiring players, but also acquiring a prestige of being connected to a local team, it's through the sponsorship. So sponsoring a football club, the same as separate events in sports, it's very strong in our industry in general, but particularly to Codere, we choose carefully those clubs, and luckily for us, the club choose us in a way that we are going for clubs that they're not just having big exposure of fans, but also has a local recognition and they're local hero. In the case of Rayados Club of Monterrey, we truly believe that region in Mexico, it's a great region for us. I think that it's fit perfectly with our strategy of Codere being very honest, very a straightforward brand, that we are trying to build our brand in that part of Mexico, that it be well recognized as fairness, that offering a fair betting lines, and so on and so forth. In terms of the overall strategy of sponsorship, it's not just that we appear on the shirts of the players or just we are going to appear on the football match, it's about the activation overall around the brand itself, meaning that you could see from Real Madrid that we've done many events with them together with them. We also, two years ago, we established our own game with the players of Real Madrid as a separate game, and we publish that and we marketing that, so there's a lot of activity and reactivation of this partnership that we'll do, aside of the pure sponsorship on the shirts or on the club itself, in the match.

Jarrett Banks (Editor-at-Large - IPO Edge):

And you've also, you've got that brand power already with your brick and mortar stores across the region. Tell us how that helps the online segment.

Moshe Edree (Managing Director - Codere Online):

So aside of the obvious thing that we can use, as I said, the venues and the database of the clients that played already in the retail, and they are clients of the retail, we're trying to transform them and having an omnichannel strategy, we also use the brand in the store itself as a billboard, like a front end for events that we are doing. We're going to do mutual events. We're going to sponsor together local events. And that, we find out that players that historically played on the retail side on Codere and playing now on the online, they have much higher value for us, and that from the simple reason that they have a loyalty to the brand itself. Now, in the online gaming, like in the mobile business, for instance, the loyalty is very low. People usually are transforming one brand to another quite often. In some countries, mainly in Europe, we know that players playing sometimes at the same time, more than in five different brand, while we truly believe that in Latin America, it work a bit differently. There's more brand loyalty, and by having this brand, this very strong brand, that operate in the market for more than two decades, we believe that once we will be able to acquire players and to have them in our system, we'll be able to maintain, together with the retail, having those events-

Jarrett Banks (Editor-at-Large - IPO Edge):

We're having an audio issue here.

Moshe Edree (Managing Director - Codere Online):

... in Mexico.

John Jannarone (Editor-in-Chief - IPO Edge):

He's back.

Jarrett Banks (Editor-at-Large - IPO Edge):

Okay. Let's bring on John and Martin here and we'll field some more questions.

John Jannarone (Editor-in-Chief - IPO Edge):

That sounds good. We may have lost Moshe for a second there. We can bring up that last point, but Martin, let's talk about valuation, and by the way, I encourage everyone to just Google Codere Online investor presentation. You see wealth of information about this, but what are the best comps here? You've got mature gaming companies, and you've got other ones that even went public via SPAC, like DraftKings. How did you look at valuation when you set the terms here, Martin?

Martin Werner (CEO - DD3 Acquisition Corp. II (NASDAQ: DDMX)):

Excellent question. First of all, there's no direct comparable because you don't have a company that has strong presence in Latin America that's public, and of course, the European presence we have today. First of all, we value the company at roughly two times sales, 2022. If you look at the US comparables, which is a similar market in terms of growth, but the value of the player is higher, the valuations are way higher than us. So, DraftKings sits around 12 times. Golden Nugget is at seven, others are at six, so the average, around seven times, so the US is substantially higher. Europe is a market that is very mature because online gaming have been going on there for many, many years, and so the companies have no growth compared to us that are going to grow around 50% sales next year. So even with no growth, European comps trade higher than us. They are between three and four times revenues next year. So I think that, in general, we wanted an attractive evaluation for investors, so we feel that the two time sales valuation is extremely attractive. It's a very good entry point and the company has a great growth runway in front of it.

John Jannarone (Editor-in-Chief - IPO Edge):

Great. I want to ask you something, and Moshe might chime in on this, but either of you are welcome to. When I look at online gaming here in the US, the regulatory hurdles can be really complicated. For instance, if I go on Bovada or DraftKings, some states I can't use it, and it's because of approvals that have to be secured. Does it look the same, both across countries and maybe even intra-country, so in Mexico, for instance, where you've got different regions with different rules, how does that all look?

Martin Werner (CEO - DD3 Acquisition Corp. II (NASDAQ: DDMX)):

Let me make a brief introduction and let's pass it to Moshe. I think that this is an area where the connection to the retail stores is also very, very important. Yeah, because the retail stores have been operating with licenses in all of these countries for many, many years, and that licensing implies a relationship with the regulator. And that's the same regulator that regulates the online gaming. So I think that the Codere mother ship here provides a lot of knowledge of the regulatory environment in each of the countries, which is very, very useful for the online licensing. But with that, I'll pass it on to Moshe.

Moshe Edree (Managing Director - Codere Online):

Thank you, Martin. So John, it's changed country-by-country, but in Mexico, for instance, there isn't any restriction within the country. By being a citizen of Mexico, you can bet in any of the region on the federal license, on the Mexican license. But as Martin said, us, as an operator, we have the advantages of that you have to have a retail license in Mexico specifically in order to gain from an online license for digital license, while in the city of Buenos Aires, for instance, it's the same case in North America, under the license of the city of Buenos Aires, you will not be able to play or to place a bet unless register with the city itself, so meaning that whomever would be in the province of Buenos Aires out of the city will not be able to register. Those obstacles and the hurdles that you described, for us, an operator, as a local operator, is advantage because, again, it creates a higher barrier for those that they're not local operators to enter to the market, and it's much more complicated for them and make the market less attractive, in terms of the size of the market, and therefore us, as Martin said, with the retail operation that we have, it makes it easier for us to obtain those licenses.

John Jannarone (Editor-in-Chief - IPO Edge):

That's a good point you raise. I was going to ask, Moshe, if I'm DraftKings or Golden Nugget, if I want to start operating in Mexico, that would be a lot of hard work, right? It could take years. Do you think it's a huge advantage to have people on the ground there already?

Moshe Edree (Managing Director - Codere Online):

Definitely. Not just in terms of timing, but also in terms of being local. For International brand or a non-Mexican brand, in order to decide strategically to get into Mexico, not just as what we are calling the dotcom approach. Dotcom approach, meaning that you have an international brand, like some of our competitors, that are operating with that international brand with a Mexican license. But in order to establish a local brand as a Mexican, as Colombian, as Panamanian brand, right, with having with the local license, having the local customer service, having the local language, recruit people locally that will know exactly how to solve the local issues and problem, you need to have a serious strategic approach to do so. And to my opinion, we have a good three to five years until those international, North American brand will find the appetite to go to Latin America. And this is exactly the window of opportunity, we have that right now, to operate in a vacuum those years. You do see some presence of international brand, but as I said, they're not present themselves as a local hero, they're more like an international brand that operating in those countries.

John Jannarone (Editor-in-Chief - IPO Edge):

Now, each country has its own unique characteristics but, Moshe, would you say that you can take a playbook from your success in places like Spain and Mexico and apply that at least to some degree, when you go to a new country? There must be some commonalities in how you roll out, right?

Moshe Edree (Managing Director - Codere Online):

So in general, in our business, there are obviously some common, I would say, operational verticals that you can duplicate from one country to another. The set of skills that we have as a team by buying media, know how to operate players management system, to know how to leverage the technology and different applications. So the answer is yes, but in terms of, again, going back to the brand, and sorry for being repetitive, because that's the main advantage I think that we have. You need to have a local understanding and to do so, us as Codere, since we have the retail operation in those six countries that we just mentioned, it's make it easier for us because we have groups on ground already. So they are there, we only are getting overlapping of our operations of digital on the retail side. We have the relationship with the local process of the banking side, for instance, which is at the great heritage from everyone we want to work digitally in those countries. Just by the prosaic integration with local banks and opening bank accounts and having like processing digitally and using all the different payment methods that you need to have. It's quite complicated. And us Codere, we have this relationship already, some of it through the retail side. So we just like entering through their channel of processing. And that's a great advantage

John Jannarone (Editor-in-Chief - IPO Edge):

That a great segue to the next question I was going to ask you Moshe. Something that I've noticed here in the US is that, if you're on Bovada or something similar, it's really a little tricky to get money in and out of there, you've got to put it into Bitcoin and then move it somewhere. And you might wait for a cheque to get your money back. Is there a FinTech side of your business where you have that worked out? It sounds like a lot of the groundwork has been laid with the physical Codere stores, right?

Moshe Edree (Managing Director - Codere Online):

This is correct. This is correct. Not just that. I mean, we invest a lot on our cashier, which... This is the heart of the FinTech, what we call the FinTech and the processing, process with the players. We try to get the processing methodology, or the processing timeframe to the minimum as possible, meaning that from anywhere between 20 minutes to an hour, since the withdrawal requests, the money will be in the in the player's bank account. Obviously we have KYC restrictions, so we have to go the whole process of the KYC and the regulatory part. But in terms of the technology, we invest a lot of having integration and implementation with most of the available payments solution. And the emerging markets, you have a lot of different kinds of debit cards, cash machine kind of deposit withdraw point of sale, working with seven 11 in some of the countries that having allowing them to buy voucher for online gaming and so on and so forth. We try to enrich the player experience as much as we can in more variety of depositing and withdrawal channels. The answer is yes. I think that, for instance, in Colombia, we are one of the most advanced system that offering most of the available processing solution, cash in cash out. Including... By the way, including cash for our venue, which has a great advantage. Someone can go with his debit card to one of our venues, the retail stores in Mexico, to go to the cashier and to withdraw the money.

John Jannarone (Editor-in-Chief - IPO Edge):

Great. Moshe, We've got a couple of questions that are coming in probably for you, but I want to keep Martin on the scene here. Martin, let's talk about the clean balance sheet the company is going to have post-merger, I think 144 million pro forma. Tell us what that is going to be deployed towards. It this mostly from marketing? I mean, there's some normal costs associated with rollout, but what are the most interesting things that that money is going to be directed to in the next year or two?

Martin Werner (CEO - DD3 Acquisition Corp. II (NASDAQ: DDMX)):

Yeah. The key focus is marketing and technology. So Moshe can talk more about, the details of the investments. That we need to spend more money in marketing, this is a market driven business, and then we need to continue to operate the technology to have the best product, both on the casino side and on the sports gaming side.

John Jannarone (Editor-in-Chief - IPO Edge):

And yeah, Moshe. Maybe you can elaborate a bit on that. You know, you talk with Jarrett a bit about some of these partnerships with these very, very famous, football, soccer teams. Is that the preferred way to do marketing? As opposed to doing things like, Google AdWords. I mean, is it smarter for you to, to build affiliations with, with known players out there? How do you look at marketing?

Moshe Edree (Managing Director - Codere Online):

So our marketing plan is quite diversified. We have... I'll say four main channel, which are quite obvious in our case. We have the digital marketing side, which based any digital channels that you can think of. We working with partners like Google and Facebook on those areas that they are allowed to, and they'll allow us to. You need to have, in every each one of those giants, you need to have a special license in order to operate gaming marketing. And we have very good and very close relationship, both with Google, both in Facebook, YouTube, and so on and so forth. The second part, obviously, it's what we are calling the above the line. Meaning that anything that it's not digitally, it can be TV channel, it can be radio, it can be billboard, it can be a street promotion and so on and so forth. And then there’s the sponsorship, the sponsorship is kind of a supporting channel for the brand itself. You cannot track how many players you actually register obviously through the sponsorship. But we do know that once we having a strong partnership and we're working... As I mentioned to Europe, we working with those clubs to do the activation after, after the game and after the match. And we do events and we publishing some of those events online. We see it as a very good and strong correlation between that and the exposure to the brand. And on top of everything, we have the affiliate network, which we're working with local affiliate that having their own channels, but it's all worked together. And most of... As Martin mentioned, most of this investment that we're seeking for, will go for marketing and to player acquisition, which is our cohort, bottom up, building of the business plan.

John Jannarone (Editor-in-Chief - IPO Edge):

Gotcha. There's a question here from, from Brian and the audience. Can you talk a little bit more about the technology? You don't have to spend too much time on it, but is this an in-house technology stack that you've developed just for yourselves or how was that all put together?

Moshe Edree (Managing Director - Codere Online):

So, we had identify sort of ourselves as an operational integration company, rather than technology company. Meaning we'll not get into too much bits and bytes details, not boring the audience. But I'm a great fan of assembling technologies, rather than just to develop in-house. Most of the technology is extremely expensive. And I think that for a group that specialized on its brand and operation, it would be a mistake to invest the big portion of the investment on technology. Having saying that, we keep some of the component of the technology, such as the cashier, such as the player management system, some of the component that involved with the integration to the third party content in-house and especially and definitely then the database and the data warehouse. And that's one of the simple reason that we want to keep our flexibility. To grow and to expand to any market that we want, without being dependent on one technology supplier. In some cases, in some areas, we found out that it's easier to enter to the market and faster to accelerate the plan by having a full turnkey of... full of suit of technology, and we will do so, but some portion of that investment will go to first and foremost, to reinforce some of our technology part, but also to develop a very strong front end, which is the heart of how we are acquiring the players. I believe that in that sense we have in the sports side, the front end application in Latin America, one of the most advanced one.

John Jannarone (Editor-in-Chief - IPO Edge):

Great. You know, one thing we didn't talk about as far as the balance sheet is a possibility of M&A. I mean, it would seem to me that, if we've got a competitor out there with a lot of different regular users, using a different platform every day. Could it make sense to acquire one of those? Or is it better to do it yourselves and, just build around the Codere brand.

Moshe Edree (Managing Director - Codere Online):

So obviously if you look on the landscape of the online gaming, non-Latin American, European, and North American, you can see that in the past five years, there was a lot of transaction, of merger, of acquisition, of swallowing one of the other brands, and become, kind of like a chain of giants brand working together, that benefits obviously from the synergies of the consolidation of the technology and some of the operational costs. At the moment, it's not on the table to have any strategy of acquiring company or to be acquired, obviously. So the plan is, as I said, to build everything based on a player acquisition and right marketing. But I believe that in several years from now, when the market will to start to be more mature, you will see more and more transaction in the market. But going back to your question, if we will decide, and that will be the strategy to acquire companies, we definitely can migrate any brand that we'll find interesting enough to acquire to our own technology and to benefit from the synergies, that's for sure.

John Jannarone (Editor-in-Chief - IPO Edge):

Great. Let's give Martin a financial question here. So Martin of course, I'm sure that you... I mean Betterware is a great example. You've got a business that's based in Latin America, but it looks like it's reporting and dollars. Right now we've the tapering going on, interest rates may rise in the US, arguably dollar will get stronger. What would you tell investors about owning a Latin American asset and that kind of environment?

Martin Werner (CEO - DD3 Acquisition Corp. II (NASDAQ: DDMX)):

First of all, we reporting euros because we are based in Luxembourg and we have operations in Spain that are pretty big. But anyway, having said that, I think that,, the reason we like high-growth businesses is that they overshadow any macro turns. When you have a business that grows at 50% with online penetration grown in Latin America. I mean, those are the drivers of the growth. So I think that, if rates go up a little bit more or less, I think that it would affect the market sentiment in general. So you always prefer to have strong wind on your back. So it's much better to have markets being more bullish, but I think that if we deliver the growth, the value will be there. So, when we look at investments like this one, we really focused on the team, Moshe and his team in Israel, the team in Spain, the people in Latin America, their ability to execute on these and the growth profile. So if we can deliver that, and we execute within that, the value will be there.

John Jannarone (Editor-in-Chief - IPO Edge):

That makes sense. So a couple of points about currency swing is not going to matter that much if there-

Martin Werner (CEO - DD3 Acquisition Corp. II (NASDAQ: DDMX)):

Absolutely. Yeah. Mean we're growing at 50%, this is now a currency play. Is a growth play.

John Jannarone (Editor-in-Chief - IPO Edge):

Gotcha. Yeah. That makes a lot of sense. Let's talk about sports versus gaming for a moment. Moshe we discussed yesterday when the four of us got together. During COVID of course, sports came to a halt, right? But what you found was something I found very interesting is that a lot of these people, you might've thought only liked to bet on sports turned out, they wanted to have some fun, some other way. Right. So tell us what played out there and what lessons you might've learned.

Moshe Edree (Managing Director - Codere Online):

This is correct, John. First and foremost, we saw that there was a lot of allocation of betting from the sports toward the iGaming side or any other exotic games that was available back then. We saw that there was only a few matches of... For instance, tennis table in China. And we saw a huge growth of betting on the table tennis in China. But in general terms, our main key driver for acquisition, is more about sports. And from the simple reason that, there are much more sports face players than iGaming. But we do know, and we do see that once the player registered as a sports player and places bets on a sports event, we know how to offer him a side games, and to offer other games that we have in the system. And slowly we see that in terms of the revenues that generate and the sport and the casino they're about to become equal. Meaning that the acquisition part will be for the favor of the sports. But in terms of revenue, that will we generate, it will be like 50, 50. 50% will come from a sports event and 50% would come from the casino, the iGaming side. And that's due to the fact that traditionally and historically people place smaller bets on sports event, but they spend more money on the slot machines, table games and roulette. So that's why it's equal in the end of the day.

John Jannarone (Editor-in-Chief - IPO Edge):

Gotcha. That's really interesting. I think Jarrett's going to jump in with a question or two here and then I'll come back. Jarrett go ahead.

Jarrett Banks (Editor-at-Large - IPO Edge):

Yeah. Moshe, when we were talking yesterday, you also mentioned there is a generational trend here happening with some of your customers. How the new generation prefers this digital model. Can you talk to us a little bit about that.

Moshe Edree (Managing Director - Codere Online):

Yeah. I mean, as being part of the retail group of Codere, we see the age split between the retail and the online. And we see that those that visit the traditional gaming halls and especially in Mexico become, again, are aged older than those that are participating in the online site. And from a research that we order, and from the research that we know, we see that there's much more appetite from the new generation, meaning 21 years old and above are to participate first and foremost on the app and sports betting up rather than to go to the traditional hall and place a bet. And it's quite obvious. I mean, we know that the overall young generation and the youth, they using much more mobile phone application, they're much more familiar with application. It's easier for what, for them.

Jarrett Banks (Editor-at-Large - IPO Edge):

I think we're just having a bit of technical issues.

John Jannarone (Editor-in-Chief - IPO Edge):

Okay. Moshe let's... Martin is streaming through just fine. Martin, there's a question that Jarrett... I think I'll just ask Martin here, was going to ask. And I think you've got a handle on this too. Mexico is a very important market. Can you tell us about who the leading players are there? And something I think we also discussed yesterday is that, in fact, there is room for a pretty large number of operators in any of these markets. It's not like winner take all, right?

Martin Werner (CEO - DD3 Acquisition Corp. II (NASDAQ: DDMX)):

Let me give you my take and Moshe's back.

John Jannarone (Editor-in-Chief - IPO Edge):

Moshe's back.

Martin Werner (CEO - DD3 Acquisition Corp. II (NASDAQ: DDMX)):

Mexico is a very interesting market in online gaming because it's the only market in the world today where one company has an 80 to 90% market share, which is a company called Caliente, which is a JV between Playtech, a British company, and a Mexican group based in Tijuana. So I think it's very unusual. So we think that that situation is not sustainable. The question is not whether they will keep that market share or not. I think it's going to be very hard to maintain. The question is, who's going to take market share away from them? And we want to be one of them.

John Jannarone (Editor-in-Chief - IPO Edge):

Great. That's very well put. And Moshe, do you want to add to that?

Moshe Edree (Managing Director - Codere Online):

No, I think that Martin is absolutely correct. There isn't any market that has only one dominant market leader. And the same with Mexico. And as I mentioned at the beginning of the conversation, that we've seen that in UK and Germany, in the beginning of the era, same thing, there was one or two market leaders. And then slowly and gradually, those came after harvest their market share. We believe that we have the same starting point. I think we start five years later, which is a disadvantage, but still enough time and market to gap those years. We see already the reaction of players that play both in Codere and Caliente or any other competitors that we know that we have some big advantage, as I said, about the brand itself, about being localized. And again, but aside of just getting market share from competitors, the market itself will grow rapidly in the next five years. The market itself will grow. And we found out that sometimes in our business, competition is an advantage. Because as more competitors will enter the market, they spend more money on marketing, they're getting higher exposure to the idea that people can play online versus the traditional retail. And that's created the market itself. So we find it quite, quite interesting.

John Jannarone (Editor-in-Chief - IPO Edge):

I want to ask either one of you about one of the slides in the presentation deck. Which, again, I suggest everyone check out that's interested in this company. I was astounded when I saw the volume of gambling in the UK versus the US versus Latin America. It's staggering to me that a country that is a fraction of the size of the US can have so much more. And Moshe, I think that you believe there's a combination of a cultural affinity towards gambling, but it's also regulation, right? Gambling has only gradually loosened up here. For decades, you could basically only gamble in Atlantic City, in Las Vegas, right? Is that regulation that's holding that back?

Moshe Edree (Managing Director - Codere Online):

It's only a matter of regulation and timing. As you probably know, America banned online gaming in 2006 under the UIGEA gaming law. Nobody before has any records, what was the size of the online gaming market. I believe that it was illegally or semi-regulated between the years of 1998 and 2006. But I'm sure that if we check back then, toward 2006 when they closed the market in North America, that we'd see that the market was huge. And it's recovering now due to the regulation. In the UK, the answer is yes. The UK market is regulated almost 20 years. So it's matter of, first and foremost, the appetite of the local toward gaming, especially sports betting, but also having 20-year-old regulation that allow people and allow companies to advertise freely, that's creates the market. Yeah, that creates the size of the market. And I truly believe that 10 years from now, the Latin American market will be as big as the European market in terms of size.

John Jannarone (Editor-in-Chief - IPO Edge):

Where are the regulations of Latin America compared to... It's easy to look at the US as one, but you're looking at several countries in Latin America. Are they more or less at the same stage of the regulation as far as online gaming? Or how does that look?

Moshe Edree (Managing Director - Codere Online):

So I think that it's a bit more complicated because this country, in the sense of it's not like one country, like it is in North America. Though it's few states, different states, but there's some sort of a federal approach to online gaming. In Latin America, it's very diversified, each country by itself, but it's a trend that started. We know that, as I mentioned, that Argentina, the city of Buenos Aires and the province already regulated online gaming. And we know that there's other countries other provinces to come later. We know that Puerto Rico is in the process. We know that Brazil, talking for a few years about how to address the online gaming. It's not about if, it's just about when. We know the same situation would be in Peru. And I believe the same thing in Uruguay. And in some of the countries, by the way, like in Uruguay, you have a specific, already a license that you can operate in, for instance, like a sports betting event. Which, for us now, it's not appealing enough. But I believe that it's a trend that in a few years, we'll see most of the countries in Latin America, and generally not just in Latin America, all over the world, become regulated. We see the same trend in Africa, for instance. Africa become regulated country by country. We see the same trends in Europe and believe that that will happen Latin America.

John Jannarone (Editor-in-Chief - IPO Edge):

Great. Now, I might be thinking a little bit too far into the future here, but it's an exciting idea. I'm thinking about the Latino diaspora. So here where I am, in south Florida, there are lots and lots of Latinos, especially further south in Miami. You would think that if those folks are used to using Codere, why not use it here? Is that within reach for you guys? You definitely have got a lot on your plates with several countries to roll out in, but how would you go about doing that? And it is a real possibility?

Moshe Edree (Managing Director - Codere Online):

So we try to be, or we are, very focused on our plan to expand the business, and we're very focused on Latin America at the moment. But North America, it's very tempting, it's very tempting to try and to see what is our ability to operate in North America from several reasons. First and foremost, we know already from the statistics and from the analysis that we see with the big brands, like Draftkings, like Golden Nugget, the size of the market, but also the player value. And we know exactly what the ratio between the acquisition of the players and the player value of the player. So it's definitely a market that we would like to be at. We would like to have, as you mentioned, this angle of being a Latin American operator operating in North America, which means that we will target the Hispanic community with that angle, with that approach. It's something that we have on our blueprint plan. Not in the short period of time, but if there's a third phase after concurring, as much as we can in Latin America, North America with the Hispanic community, that would be the next stage. Definitely.

Jarrett Banks (Editor-at-Large - IPO Edge):

And gentlemen, we have another audience question here. In the US and Canada, most online betting companies are only able to bet in games of skill, rather than a straight bet on a team. How does that differ with your online business strategy? Can people play online from the US directly on your site?

Moshe Edree (Managing Director - Codere Online):

So the answer is definitely not. We're not allowing any North American or any non-citizen of the country that we are operating under the license to place a bet. You have to be local, you have to show your identity, you have to register as a local. And just then, you can place the bet. Regarding the game of skills, we are not dealing at the moment with any platform of game of skills. We are pure sports betting and i-gaming platform.

John Jannarone (Editor-in-Chief - IPO Edge):

Great. I've got a question about how most people consume or are able to place bets with Codere Online. Are a lot of these actually on a desktop or a laptop or mobile site? Or even better, are you attracting people to an app? The advantage of an app, of course, is that it's on the phone there, right? And so people will see it, and you can send them push notifications and so on. How do you look at all that?

Moshe Edree (Managing Director - Codere Online):

So you're asking about the channel of distribution versus the gaming itself, the revenue itself. So we see again, we see in the past few years, a trend of shifting. A lot of the revenues, or a lot of them, I would say the market activity from the desktop, the traditional desktop, from the tablets into the mobile. So more and more efforts has been put on marketing sites and pushing the app and the mobile site. In terms of the bet itself, the revenues, again, it's around, I think 60% in the favor of the mobile, if I'm not mistaken. But we think that that trend will go through the favor of the mobile. I think that people are using mobile more than anything else. And with today's technology and with the quality of the product that we have and the accessibility, I think that it's give you the game experience good enough in order to place the bet on mobile. Still, we see that desktop player spend much more money than a mobile player. And the reason for that I think, that when you sit in front of your computer, you're concentrated on playing and having the experience of playing casino, playing roulette. We have a big portion of our income on the gaming side. It's a live roulette, for instance. It's a great product that there's a live dealer dealing both on the table side, but both on the roulette side. And we have in Spain, for instance, a studio for our own, that worked together with a software provider called Playtech, but it's under the Codere room. So we have our own dedicated room for roulette. And people enjoy it. So that's more entertainment, so they spend more money on that. But in terms of overall strategy, we are focusing on mobile than on desktop.

John Jannarone (Editor-in-Chief - IPO Edge):

Okay. That makes a lot of sense. A trend that Jarrett and I have noticed at work here in the US, is there's a bit of an intersection between TV, live sports, and gaming because it just makes it more fun for a lot of people. Did you think of it that way, in the sense that do you know which TV networks people are watching most of these games on? And do you think about approaching them and working at partnerships? So for instance, if I'm watching a football game, I might see an advertisement for Codere Online. Is there a way to work with the networks any way like that?

Moshe Edree (Managing Director - Codere Online):

For sure. Yeah, for sure. That's a big protocol part of our strategy, for sure. We know exactly which channels are more watched by sports viewer. We know exactly how to monitor and how to monetize the advertise itself, close to the game, after the game, sometimes on the breaks itself. Yeah. It's something that we work closely with the TV channels. We have, also, plans to do something that we cannot disclose right now that's related to that strategy, but it's definitely a big channel, a big portion of our strategy, the advertising strategy.

John Jannarone (Editor-in-Chief - IPO Edge):

Great. Oh, and just a quick reminder, the transaction is expected to close in the fourth quarter. Is that right, Moshe?

Martin Werner (CEO - DD3 Acquisition Corp. II (NASDAQ: DDMX)):

Yes, it's going to close before the end of the year. Definitely.

John Jannarone (Editor-in-Chief - IPO Edge):

Okay, great. And just a reminder to folks who might be new to SPACs, if you own DDMX, that would automatically convert into the Codere Online [crosstalk].

Martin Werner (CEO - DD3 Acquisition Corp. II (NASDAQ: DDMX)):

Automatically converts into Codere.

John Jannarone (Editor-in-Chief - IPO Edge):

There's nothing else that has to be done there?

Martin Werner (CEO - DD3 Acquisition Corp. II (NASDAQ: DDMX)):

Nope.

John Jannarone (Editor-in-Chief - IPO Edge):

All right. Well, gentlemen, I think that that's it. We've had a lot of good questions come in. We've covered a lot of ground unless you think we've missed anything. I'd remind, anyone, if you want to reach out to the company, please just shoot an email to editor@IPO-edge.com. And we will certainly pass that along to Moshe and Martin here. Gentlemen, thank you so much for spending an hour with us. Really enjoyed this. Everyone, if you want to watch the replay, it will be up in about an hour or two. Just go to IPO-edge.com or just look up DDMX on Yahoo Finance or on Bloomberg terminals, and you'll find it right there. Thanks, everyone, for joining.

Martin Werner (CEO - DD3 Acquisition Corp. II (NASDAQ: DDMX)):

Bye, John. Bye, Jarrett.

Moshe Edree (Managing Director - Codere Online):

Thank you, John. Thank you, Jarrett.

###

About Codere

Codere is an international gaming operator, with presence in seven countries in Europe -Spain and Italy- and Latin America -Argentina, Mexico, Panama, Colombia and Uruguay-, which operates slot machines, bingo seats and sports betting terminals with an omnichannel offer, both through the online channel and the retail, that include gambling halls, arcades, bars and racetracks.

www.grupocodere.com

About Codere Online

Codere Online launched in 2014 as part of the renowned casino operator Codere Group. Codere Online offers online sports betting and online casino through its state-of-the art website and mobile application. Codere currently operates in its core markets of Spain, Italy, Mexico, Colombia and Panama and expects to start operating in the City of Buenos Aires (Argentina) in late 2021. Codere Online’s online business is complemented by Codere Group’s physical presence throughout Latin America, forming the foundation of the leading omnichannel gaming and casino presence in the region

 www.codereonline.com

About DD3 Acquisition Corp. II

DD3 (NASDAQ: DDMX, DDMXU, DDMXW) was formed for the purpose of entering into a merger, capital stock exchange, asset acquisition, stock purchase, recapitalization, reorganization or other similar business combination with one or more businesses or entities. DD3’s efforts to identify a prospective target business are not limited to a particular industry or geographic region. www.dd3.mx/en/spac

Additional Information about the Business Combination and Where to Find It

Codere Online Luxembourg, S.A. (“Holdco”), Servicios de Juego Online, S.A.U. (together with its consolidated subsidiaries upon consummation of the Proposed Business Combination, “Codere Online”), DD3 Acquisition Corp. II ("DD3") and the other parties thereto have entered into a business combination agreement (the “Business Combination Agreement”) that provides for DD3 and Codere Online to become wholly-owned subsidiaries of Holdco (the “Proposed Business Combination”). In connection with the Proposed Business Combination, a registration statement on Form F-4 and Amendment No. 1 to such registration statement on Form F-4 (as amended, the “Form F-4”) has been filed by Holdco with the U.S. Securities and Exchange Commission (“SEC”) that includes a preliminary proxy statement relating to DD3’s solicitation of proxies from DD3’s stockholders in connection with the Proposed Business Combination and other matters described in the Form F-4, as well as a preliminary prospectus of Holdco relating to the offer of the securities to be issued in connection with the completion of the Proposed Business Combination. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE FORM F-4 AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION. After the Form F-4 has been declared effective, the definitive proxy statement/prospectus will be mailed to DD3’s stockholders as of a record date to be established for voting on the Proposed Business Combination. Stockholders will also be able to obtain copies of such documents, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to Codere Online Luxembourg, S.A., 7 rue Robert Stümper, L-2557 Luxembourg, Grand Duchy of Luxembourg.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact contained in this press release, including any statements as to Holdco’s, Codere Online’s, DD3’s or the combined company’s future results of operations and financial position, planned products and services, business strategy and plans, objectives of management for future operations, market size and potential growth opportunities, competitive position, expectations and timings related to commercial launches or the consummation of the Proposed Business Combination, potential benefits of the Proposed Business Combination and PIPE investments, technological and market trends and other future conditions, are forward-looking statements. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Holdco’s, Codere Online’s, DD3’s and the combined company’s actual results may differ from their expectations, estimates and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believe,” “predict,” “likely,” “potential,” “continue,” and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Holdco’s, Codere Online’s and DD3’s expectations with respect to the timing of the completion of the Proposed Business Combination.

These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially, and potentially adversely, from those expressed or implied in the forward-looking statements. Most of these factors are outside Holdco’s, Codere Online’s and DD3’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the occurrence of any event, change, or other circumstances that could give rise to the termination of the Business Combination Agreement; (2) the outcome of any legal proceedings that may be instituted against Holdco, Codere Online and/or DD3 following the announcement of the Business Combination Agreement and the transactions contemplated therein; (3) the inability to complete the Proposed Business Combination, including due to failure to obtain approval of DD3’s stockholders, certain regulatory approvals, or satisfy other closing conditions in the Business Combination Agreement; (4) the occurrence of any other event, change, or other circumstance that could cause the Proposed Business Combination to fail to close; (5) the impact of COVID-19 on Codere Online’s business and/or the ability of the parties to complete the Proposed Business Combination; (6) the inability to obtain and/or maintain the listing of Holdco’s ordinary shares or warrants on NASDAQ following the Proposed Business Combination; (7) the risk that the Proposed Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Proposed Business Combination; (8) the ability to recognize the anticipated benefits of the Proposed Business Combination, which may be affected by, among other things, competition, the ability of Codere Online and the combined company to grow and manage growth profitably, and retain its key employees; (9) costs related to the Proposed Business Combination; (10) changes in applicable laws or regulations; (11) the amount of redemptions by DD3’s stockholders in connection with the Proposed Business Combination; and (12) the possibility that Holdco, Codere Online or DD3 may be adversely affected by other economic, business and/or competitive factors. The foregoing list of factors is not exclusive. Additional information concerning certain of these and other risk factors is contained in DD3’s most recent filings with the SEC and the Form F-4, and, after the Form F-4 has been declared effective by the SEC, will be contained in the definitive proxy statement/prospectus to be mailed to DD3’s stockholders in connection with the Proposed Business Combination. All subsequent written and oral forward-looking statements concerning Holdco, DD3, Codere Online, the combined company, the Proposed Business Combination or other matters and attributable to Holdco, Codere Online or DD3 or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Each of Holdco, Codere Online and DD3 expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in their expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based, except as required by law.

No Offer or Solicitation

This press release is not a proxy statement and does not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Business Combination. This press release also does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor will there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Participants in the Solicitation

Holdco, Codere Online and DD3 and their respective directors, executive officers and other members of their management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of DD3’s stockholders in connection with the Proposed Business Combination. Information regarding the names, affiliations and interests of DD3’s directors and executive officers is set forth in the final prospectus for DD3’s initial public offering filed with the SEC on December 10, 2020, as well as in other documents DD3 has filed with the SEC. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of DD3’s stockholders in connection with the Proposed Business Combination is set forth in the Form F-4. Information concerning the interests of Holdco’s, Codere Online’s and DD3’s participants in the solicitation, which may, in some cases, be different than those of Holdco’s, Codere Online’s and DD3’s equity holders generally, is also set forth in the Form F-4. Shareholders, potential investors and other interested persons should read carefully the preliminary proxy statement/prospectus included in the Form F-4, and, when it becomes available, the definitive proxy statement/prospectus, before making any voting or investment decisions. You may obtain free copies of these documents, once available, from the sources indicated above.